Form C-AR

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Toothy Cow Productions, LLC (the "Company" or "TCP") is a Tennessee limited liability company, formed on March 9, 2021. The Company address is PO Box 681142 Franklin TN 37068.

The Company's website is toothycowproductions.com. The information on or through our website is not a part of this Form C-AR.

Item	Most Recent Fiscal Year-end	Prior Fiscal Year-end
Total Assets	$3,272,460	$0.00
Cash and Cash Equivalents	$3,272,460	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$36,758	$0.00
Net Income	-$1,478,418	$0.00

OFFICERS OF THE COMPANY

Name	Position	Term of Office	Responsibilities
Andrew Peterson	President and Executive Producer	March 2021 - Present	Writer, Creative Director
J. Chris Wall	CEO and Executive Producer	March 2021 - Present	Showrunner, Business Administration
Keith Lango	CTO and CG Supervisor	September 2021 - Present	Technology, Animation

J. Chris Wall
Chris is a respected creator of family and faith-infused entertainment. His work has been enjoyed by millions of families after spending over 10 years working with Big Idea and Dreamworks Animation to produce the venerated animated series, VeggieTales. He led a multi-national team for "3-2-1 Penguins" airing on NBC/Qubo.

His career in animation has spanned over 20 years, beginning with Max Lucado's "You Are Special" direct-to-video special, where he served as editor and voiced the lead character. He also created the acclaimed "The Slugs & Bugs Show" with Brentwood Studios and RightNow Media. Chris is passionate about creating content that will serve families with stories of truth and beauty.

He lives in Franklin, TN with his wife and six children and is very active in Scouts BSA as a scoutmaster helping train youth to be prepared for life.

Andrew Peterson
Andrew is a recording artist, songwriter, producer, filmmaker, and award-winning author of The Wingfeather Saga. He believes in the power of story in the human experience, a view that inspires his music and his writing. His music has garnered three separate Dove Award nominations. In 2008, driven by a desire to cultivate a strong Christian arts community, Andrew founded a non-profit arts organization called The Rabbit Room. The Rabbit Room hosts concerts and conferences and has published over 30 books to date.

Between the books, albums, and tours, Andrew has spoken regularly at conferences, universities, and seminaries around the country and in the U.K. on art, faith, and writing. He was writer-in-residence at Covenant College in 2015, and at John Brown University in 2014. He received the Association of Biblical Higher Education (ABHE) Delta Epsilon Chi Honor Society award, presented to an alumnus who has distinguished himself/herself by intellectual achievement, Christian character, and leadership ability. Most recently he was a keynote speaker in Cambridge, England for the C. S. Lewis Foundation's Oxbridge Summer Conference.

He's been married for 24 years to his wife Jamie, with whom they have three children. His eldest is an animation graduate from Lipscomb University, his second son is a drummer and studio engineer, and his daughter is a singer-songwriter and has released her first album. In his spare time Andrew keeps bees, builds dry stack stone walls, gardens, draws, and sleeps.

Keith Lango
Keith is both a student and instructor in the art of animation and its technology. His passion for developing engaging experiences in animation has given him a wide and varying experience in the field and was fundamental to the creation of T*he Wingfeather Saga's* distinct animation style. He has worked on *3-2-1 Penguins, VeggieTales* and video games at Valve Corporation (2009-2018) and Amazon (2019-2021). He brings a strength of animation technology experience as well as a deep knowledge of pipeline challenges that can stunt a production and stifle artist creativity and how to avoid them.

Current Number of Employees: 9

PRINCIPAL SECURITY HOLDERS

Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder:	No. And Class of Securities Now Held	% of Voting Power
Shining Isle Productions, LLC. Sole owner of the Company	15,000,000	100%
J. Chris Wall 45% owner of Shining Isle Productions		45% of the beneficial voting power in the Company
Andrew Peterson 45% owner of Shining Isle Productions		45% of the beneficial voting power in the Company

BUSINESS AND ANTICIPATED BUSINESS PLAN

The world and story of The Wingfeather Saga is nothing short of epic, on a scale that balances a whimsical tone of The Princess Bride with a hopeful, yet perilous journey (think The Lord of the Rings or Narnia). The film will sweep audiences of all ages into a thrilling and heartfelt adventure.

Harry Potter and The Chronicles of Narnia are voted as two of the top 5 series that every child should read according to Scholastic's Kids and Family Reading Report (2017). Lovers of these series share common ground. Harry Potter focuses on qualities such as friendship, loyalty, and good vs. evil. Narnia has great life-lessons. Readers of these series are more likely to desire stories that inspire them to do good, and explore places and worlds they've never been, among other reasons. These core similarities are also within The Wingfeather Saga.

In 2008, award-winning artist Andrew Peterson published "On the Edge of the Dark Sea of Darkness" (Book One of The Wingfeather Saga). Three additional titles were added, to make a complete, four book series.

Targeting 8-12 year olds, but engaging for the whole family, the readership of The Wingfeather Saga continues to grow. The first book of the four novels in the series released in 2008. The series has become best-sellers, selling over 350,000 copies and growing fast. Originally released through a small imprint, the titles are now published with Penguin Random House.

Upon completion of the successful book series, Andrew Peterson partnered with J. Chris Wall (VeggieTales Producer) to create "The Wingfeather Saga Short Film" (2017). Fans helped raise over $250,000 on Kickstarter to bring the short film to life.

Chris and Andrew built a world class team around the short film that included Tom Owens (Dreamworks " How to Train Your Dragon"), Keith Lango (Valve Corp "Portal") and Nicholas Kole among others.

The team is now developing a multi-season TV series adaptation of the 4 Wingfeather books created with world-class animation talent and an independent spirit. The series will incorporate an innovative style that blends CGI animation and hand-crafted environment paintings. The short film (2017) casts a vision by presenting a rich visual experience within an efficient production process.

The tv series is intended to be distributed through online video streaming services, television and home video. Including the development and distribution of licensing and merchandising products. The Company has entered into an Exclusive Distribution Agreement with Angel Studios who will seek to monetize the series like they have done with the Chosen through direct-to-consumer distribution, and licensing to other streaming and/or broadcast platforms. Producers intend to reinvest revenues to develop future seasons and episodes based on the 4 book series.

Introductory Synopsis to the Series

For twelve-year-old Janner Igiby, life in Glipwood is anything but adventurous. His only escape is the stories he reads at Books and Crannies. But once a year, his imagination takes flight during the Dragon Day Festival, when people from all over Skree come to watch the migration of the mysterious and mighty sea dragons. However, it leaves Janner with a reminder of all that he can't do. He'd love to set sail on the Dark Sea of Darkness, explore the next township, or even go out after dark — but can't because of the Fangs of Dang.

The Fangs are just your usual evil, venomous, smelly lizard men who have occupied the land for nine years. They were sent by a nameless evil (named Gnag the Nameless) to wreak havoc, hunting for the mysterious objects of power called the Jewels of Anniera. The jewels were never found, but the Fangs remained. Janner's mother Nia, his younger siblings, Tink and Leeli, along with their grandfather Podo, have been trying to avoid the Fangs and live a quiet life in Glipwood after their father died in the Great War.

Janner's dream of adventure becomes a perilous reality when Tink finds a mysterious map that may lead to the Jewels of Anniera. This sets off a series of harrowing events that includes secret treehouses, horned hounds, dark passageways, plots of rebellion and carnivorous cows. The Igiby kids discover that the little town of Glipwood is full of danger, that their mother is carrying a dark secret, and that they are at the heart of a great mystery that will change their lives—and maybe the world—forever.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

<u>A discussion of the material factors that make an investment in the issuer speculative or risky.</u>

The Company's assumptions concerning future operations may not be realized.

The Company's goal is to produce a commercially profitable tv show series using a production budget as set forth in the table below. The Company's projected results are dependent on the successful implementation of the Company's business plan and strategies and are based on hypothetical assumptions and events over which the Company has only partial or no control. While management believes that its goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. The revenue we could generate will vary greatly based on factors that we cannot quantify, including things such as the ultimate cost of production, methods of distribution later negotiated, audience interest, etc. It is possible that the production will not be successfully completed within the stated budget.

Management has broad discretion as to the use of the proceeds from the offering.

The Company's management will have broad discretion as to the use of the net proceeds from the Offering for the purpose of producing the tv series. Investors will be relying on the judgment of the Company's management regarding the use of the proceeds for the purpose of producing the tv series.

Investors own non-voting preferred units and will have no ability to control or influence the business decisions of the Company.

Investors in the offering will obtain non-voting preferred units. As a result, current management will continue to hold 100% of the control of the business decisions and operations of the

Company. It is possible that management will not make successful management decisions in all cases.

The Company is a newly formed company and has no history upon which investors can evaluate the Company.

The Company was recently formed for the purpose of, developing, producing and distributing the tv series. Accordingly, the Company has no operating history on which prospective investors may evaluate the Company's business and prospects. The Company has no revenues and requires the net proceeds from the sale of Preferred Units to fund development and production of the tv series. If and when production of the tv series commences, no assurance can be given that the tv series will receive market acceptance when produced. The Company faces all of the risks inherent in a new business, including the expenses, difficulties, complications and delays frequently encountered in connection with the formation and commencement of operations, the production and distribution of a tv show, and the competitive environment in which the Company intends to operate. The Company may not address successfully any of these risks. If the Company does not address successfully these risks, the Company's business will be seriously harmed.

The Company's success depends on the successful production and distribution of a single television series and the Company is unable to diversify its investment to reduce its risk of failure.

The tv series will be the only tv show series that the Company produces. No assurance can be given that the Company's management team will be able to successfully develop, produce and make arrangements for the distribution of the tv series. Because the Company will have only one asset, the tv series, the Company is more vulnerable to unanticipated occurrences than a more diversified business. The development, production, completion and distribution of the tv series is subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competing shows. There may be additional problems which could adversely affect the Company's profitability, including (without limitation) public taste, which is unpredictable and susceptible to change; competition with other tv shows, motion pictures and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. No assurance can be given that the Company will be able to successfully develop, produce, distribute, or realize any revenue from the tv series. Failure to develop, produce, distribute or realize any such revenues will have a material adverse effect on the Company's business, operating results and financial condition.

Furthermore, because there is no operating history, the Company does not have a significant following, specifically for the tv series, and promotional efforts may prove to be ineffective in getting Wingfeather Saga readers (purchasers of past books) to transition and support this tv series or in gathering new followers.

Because the tv show/film business is highly speculative, the Company may never achieve profitability.

The tv show/film industry is highly speculative and involves a substantial degree of risk. No assurance can be given of the economic success of any tv show since the revenues derived from the production and distribution of a tv show primarily depend on its acceptance by the public which cannot be predicted. The commercial success of a tv show also depends on the quality and acceptance of competing shows released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. We have no control over what other shows or content is released at the same time as our content and thus we cannot know, but it is always possible, that another company's content may be more desirable than our own and we are unsuccessful in competing in the marketing. No assurance can be given that the tv series will appeal to the public or that other shows and films may not be more appealing and therefore reduce the demand to view the tv series. Accordingly, there is a substantial risk that the tv series will not be commercially successful, in which case the Company may be unable to recoup costs associated with the production of the tv series or realize revenues or profits from the sale of the tv series. The content of the tv series is also on the political spectrum and any number of scenarios may arise in which the speech that our content contains is restricted, censored, or otherwise prevented from coming to market.

The Series will be subject to the risks associated with the production and distribution of television series.

The Company cannot guarantee that production of the tv series will be successfully completed. Production costs are currently just an estimate and may significantly increase over time depending on many unknown outside influences, or those that may be known as related to the specific costs of currently expected expenditures for items still not under contract at a fixed price.

The tv series is intended to be distributed through online video streaming services, television and home video. Including the development and distribution of licensing and merchandising products. The Company has entered into an Exclusive Distribution Agreement with Angel Studios.

It is also possible that COVID-19 or any other number of unexpected situations may arise that prevent the completion of the production of the tv series.

Distribution channels and methods can also fall out of grace with users/viewers and we may not be able to adapt quickly enough to keep momentum for the adoption of viewers of our content.

The tv series may not succeed if it receives unfavorable reviews.

The financial success of a television series, in large measure, depends on the reaction of the public, which is often influenced by professional reviewers or critics for newspapers, television and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to the tv series. To the extent that the tv series receives unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

The Company will have to rely on the services of professionals and other key personnel who may be difficult to replace and the loss of any such persons could adversely affect the Company's business.

If the Company is not able to retain the services of key personnel retained by management, there will be a material adverse effect on the Company. If any one of these individuals becomes incapacitated or otherwise becomes unavailable, a qualified successor would have to be engaged. The Company may elect to offer membership units in the Company to key production personnel (such as producers, writers, actors, stunt coordinators and unit production managers) as a means of obtaining the best possible crew at the lowest up-front cost. The tv series 'production and completion may be adversely affected if new personnel must be engaged, or if such personnel demand more favorable compensation. No assurance can be given that a qualified successor could be engaged. These professionals and key personnel also may be involved in other projects that may take them away from the production of the tv series and cause delays, all of which may increase the cost of production of the tv series and decrease the likelihood of being able to complete the tv series, which would have an adverse effect on the Company's business and prospects.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following Securities:

Type of Security	Common Units	Preferred Units
Number of Units	15,357,150	4,997,423
Money Raised	0	4,993,873
Use of Proceeds	N/A	Season 1 Production Costs
Voting Rights	Yes	No
Other Rights		Preferred return
Offering Date		6/3/21
Exemption from Registration Used or Public Offering	N/A	Regulation CF

FINANCIAL INFORMATION

Please see the financial information listed in the main filing and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Year Ended December 31, 2021

Expenses

The production of Season 1 was finalized at a total of $3,955,715.

Operating expenses other than the production of Season 1 were $1,038,158. These expenses were primarily attributable to $500,034 in advertising and marketing, $113,485 in legal and professional fees, $249,639 in Angel Portal fees, and $175,000 in royalties, meals, and travel expenses.

Income Taxes

In March 2022, we elected to be taxed as a C-corporation, effective March 9, 2021. The IRS approved the election in April 2022.

Liquidity and Capital Resources

Year Ended December 31, 2021

In 2021, we issued 4,997,423 Preferred Units. The 2021 issuance provided the funds necessary to produce Season 1. As of December 31, 2021, cash on hand was $3,272,460. Revenues from Season 1 of the series are expected to be used for operations and to advertise and market Season 1.

Capital Expenditures and Other Obligations

As of December 31, 2021, $683,255 of costs were incurred in the direct production of video content.

The Company does not have any debt currently outstanding.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Other than the above mentioned, we have not identified any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this report to not be indicative of future operating results or financial condition.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by an Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promotor of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.
For the production of the short film in 2017 and the time between Season 1 production, key members of the short-film production staff were not compensated or were under-compensated for their work on that production. They all agreed to this, contingent upon repayment when the series was put into production. As part of this agreement, The Company paid $75,000 to a member of the Company, Andrew Peterson, our President, for his time creating the short film and fundraising for Season 1. Keith Lango, a member of the Company was paid $40,000 to create the paint-motion animation technology, which is now a proprietary technology owned by The Company.

Conflicts of Interest

The Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.